August 22, 2005

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re:
Colorado Interstate Gas Company
Registration Statement on Form S-4
Filed on June 10, 2005
File No. 333-125728
Form 10-K for Fiscal Year Ended December 31, 2004
Filed on March 29, 2005
Form 10-Q for Fiscal Quarter ended March 31, and June 30, 2005
File no. 1-4874

Dear Mr. Ohsiek:

We are in receipt of your letter dated August 8, 2005, commenting on the above referenced documents. Below are the comments contained in your letter followed by our responses. Also attached or your convenience is Amendment No. 2 to our Registration Statement on Form S-4. This document has been marked to reflect changes made from the document filed July 27, 2005 (Amendment No. 1).

Form S-4

Environmental Matters page 27

1.	We have read your response to prior comment 3. You indicate that you did not discuss the change in the environmental reserve because your MD&A has focused on providing forward looking information about known trends and future events that could have a material impact on your results of operations. However, the Instructions to paragraph (b) of Item 303 of Regulation S-K, in addition to encouraging forward-looking information in MD&A, require registrants to identify any significant elements of the income or loss from continuing operations which do not arise from or are not necessarily representative of the registrant’s ongoing business. Please ensure that your future MD&A disclosures are responsive to all disclosure requirements of Item 303(b) of Regulation S-K. In this regard, we do not object to your incremental disclosure of the change in environmental reserves in the Form 10-Q for the quarter ended June, 30, 2005.

Response

We note and appreciate your comment and will continue to consider all provisions of Item 303 of Regulation S-K in the preparation of MD&A disclosures in our periodic filings.

2.	We have read your response to prior comment 4. Please tell us if your statement “we are not aware of anything that would reasonably be expected to result in a loss exceeding the amounts we have already recognized” means that you do not believe it is reasonably possible that you will incur losses exceeding amounts already recognized.

Response

We confirm that our statement means that at the present time, for the items on which we have recorded losses, we do not believe it is reasonably possible that we will incur losses exceeding the amounts we have already recognized. We made an accrual of $4 million during the first quarter based on agreements we reached with Colorado and Kansas. We are confident the $4 million will address the mercury assessment and remediation costs in Colorado and Kansas. We are currently reviewing plans with other states in which we operate to determine if studies and potential remediation will be required. When the agreements are complete, if required, we will estimate the assessment and potential remediation costs and make a disclosure for the estimated costs. We will also continue to evaluate our overall environmental exposures in the future and make disclosures accordingly.

3.	We have read your response to prior comment 6. We believe that the change from one accounting model to another is unusual as evidenced by the FASB’s position on changes in accounting model in paragraph 30 of SFAS 101. Accordingly, please tell us why you do not believe that the FASB’s position on changes in accounting model applies, or tell us why you believe that the reapplication of SFAS 71 would be infrequent under APB 30.

Response

Whether the net effects of the adjustments to reapply SFAS 71 should be classified as an extraordinary item in the income statement has been widely debated. Although SFAS 101, Regulated Enterprises — Accounting for the Discontinuation of Application of FASB Statement No. 71, requires extraordinary item treatment for the effects of discontinuing the application of SFAS 71 (APB 30 was specifically amended), it is silent as to the treatment of the reapplication of SFAS 71. In fact, paragraph 43 specifically states the reapplication of SFAS 71 is out of the scope of SFAS 101.

Paragraph 20 of APB 30 states that “both of the following criteria should be met to classify an event or transaction as an extraordinary item: (a) unusual nature and (b) infrequency of occurrence.” As you have noted in your comment, in paragraph 30 of SFAS 101, “The Board concluded that the change from one accounting model to another is an unusual accounting event.” As such, it appears that the change in circumstance that required the reapplication of SFAS 71 would meet the “Unusual nature” criteria (a) described above in Opinion 30.

However, we believe that the reapplication of SFAS 71 in the regulated pipeline industry is not an infrequent occurrence. APB 30 paragraph 22 indicates that an event or transaction that occurs frequently in the environment in which the entity operates cannot, by definition, be considered as extraordinary, regardless of its financial effect. By the very nature of the industry, it is more common that regulated entities follow the provisions of SFAS 71. As a consequence, it would be reasonable to expect that an entity that previously discontinued the application of SFAS 71 might reapply its provisions in the near future based on factors that occur within the industry and that are ever changing within the marketplace. Market improvements; changes in demand which are impacted by such factors as the demand for electricity, off system capacity, the competitive environment from other pipelines, tariff rate filings and the allowed recovery of costs in rates by the FERC; individual company strategic plan and cost allocations all change from period to period and are continually evaluated by participants in the industry as to their impact on the application or reapplication of SFAS 71. These are common occurrences in the pipeline industry and marketplace, and we believe factors such as those described above, among others, can, as stated in paragraph 20b of Opinion 30, “reasonably be expected to recur in the foreseeable future, taking into account the environment in which our regulated entities operate.”

We believe our classification is appropriate. It was reviewed by and is consistent with the view of our independent registered public accounting firm and their “whitepaper” which includes a discussion of this topic. However, we also recognize there can be diversity in accounting for the reapplication of SFAS 71. For those readers who might take an alternative view, we believe our disclosures about this matter are appropriate and transparent and allow such a reader to adjust the classification if deemed to be important. For example:

—	We clearly disclosed the amount of the benefit, the line item in the financial statements in which it was classified and the affects of the reapplication of SFAS 71 in the notes to our financial statements;

—	Our tax rates approximate statutory rates and were clearly disclosed in our footnotes; and

—	The amounts and the affect on our year to year income changes were clearly disclosed in a table and discussion in our MD&A.

General

Should you have any further questions regarding our responses to your comments or need further information to assist in your review, please contact me at (713) 420-4734, or Frank Olmsted, Director of Financial Reporting, at (713) 420-3707.

Sincerely,
/s/ Greg G. Gruber
Greg G. Gruber
Senior Vice President, Chief Financial Officer, Treasurer and Director Colorado Interstate Gas Company

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